Exhibit 99.2

SU GROUP HOLDINGS LIMITED

榮誌集團控股有限公司

(the “Company”)

PROXY

for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”) to be held on 25 June 2026, at 10 a.m. Hong Kong Time (24 June 2026, at 10 p.m. Eastern Time), at 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

The undersigned hereby acknowledges receipt of the notice of an Extraordinary Meeting dated 9 June 2026, Hong Kong Time (8 June 2026, Eastern Time), and appoints the chairman of the Extraordinary Meeting* or _______________________________________________________________________ of ____________________________________________________________________________________, with full power of substitution, to act as proxy for the undersigned and authorizes such person to represent and vote all of the shares of the Company that the undersigned is entitled to vote at the Extraordinary Meeting, and any adjournment or postponement thereof, with respect to all of the matters set forth below, and with discretionary authority as to any other matters that may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

This proxy card must be signed by the person registered in the register of members of the Company at the close of business on 4 June 2026, Hong Kong Time (3 June 2026, Eastern Time) (the “Record Date”). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

PROPOSAL 1 – CAPITAL REORGANISATION

IT IS HEREBY RESOLVED, as a special resolution, that subject to all further requirements prescribed by sections 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which these conditions are fulfilled:

(i)	the par value of each issued class A ordinary share of par value of HK$0.10 each (the “Class A Ordinary Shares”) and class B ordinary share of par value of HK$0.10 each (the “Class B Ordinary Shares”) in the share capital of the Company be reduced from HK$0.10 to HK$0.000001 by cancelling the paid-up capital to the extent of HK$0.099999 on each of the then issued Class A Ordinary Shares and Class B Ordinary Shares, respectively (the “Capital Reduction”);

(ii)	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A Ordinary Share and Class B Ordinary Share, respectively, shall be HK$0.000001;

(iii)	the credit arising from the Capital Reduction be transferred to the distributable reserve account of the Company which may be applied by the Company as the board of directors of the Company (the “Board”) may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

(iv)	immediately following the Capital Reduction becoming effective, each authorised but unissued Class A Ordinary Share of par value of HK$0.10 each be sub-divided into one hundred thousand (100,000) authorised but unissued class A ordinary shares (the “New Class A Ordinary Shares”) of par value of HK$0.000001 each and each authorised but unissued Class B Ordinary Share of par value of HK$0.10 each be sub-divided into one hundred thousand (100,000) authorised but unissued class B ordinary shares (the “New Class B Ordinary Shares”) of par value of HK$0.000001 each (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”);

(v)	immediately following the Capital Reorganisation, the authorised share capital of the Company be changed from (A) HK$75,000,000 divided into 750,000,000 shares of a nominal or par value of HK$0.10 each, comprising (a) 749,098,320 Class A ordinary shares of par value of HK$0.10 each and (b) 901,680 Class B ordinary shares of par value of HK$0.10 each to (B) HK$75,000,000 divided into 75,000,000,000,000 shares of a nominal or par value of HK$0.000001 each, comprising (a) 74,909,832,000,000 Class A ordinary shares of par value of HK$0.000001 each and (b) 90,168,000,000 Class B ordinary shares of par value of HK$0.000001 each;

(vi)	each of the New Class A Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each of the New Class B Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other, and each shall have such rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company;

(vii)	each director of the Company (each a “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such documents and take such actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(viii)	the registered office provider of the Company be and is hereby instructed to prepare, finalize and make all such filings with the Registrar of Companies in the Cayman Islands, including filing the solvency statement (as made by the Directors), the minute in respect of the reduction of capital and any related forms or filings, as may be necessary or desirable to implement and give effect to the matters approved herein.

For ☐	Against ☐	Abstain ☐

PROPOSAL 2 – ADOPTION OF NEW M&A

IT IS HEREBY RESOLVED, as a special resolution, that subject to and conditional upon the Capital Reorganisation in Resolution No. 1 above becoming effective:

(i)	the second amended and restated memorandum of association and second amended and restated articles of association of the Company (together the “New M&A”), in the form set out in the Exhibit to the notice of the Extraordinary General Meeting (without showing the blackline when the adoption takes effect), be and are hereby approved and adopted as the memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and existing amended and restated articles of association of the Company, respectively, with effect immediately following the Capital Reorganisation becoming effective (the “Adoption of New M&A”);

(ii)	each Director of the Company be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(iii)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above and in the discretion of the proxy on any other matters that properly comes before the Extraordinary Meeting.

Your vote matters- here’s how to vote!

●	TO VOTE ONLINE: www.Transhare.com

Click on Vote Your Proxy

Enter Your Control Number:

●	TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

●	TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

●	To vote BY FAX: Please fax this proxy card to 1.727.269.5616

●	To vote in person at the EXTRAORDINARY meeting: You can attend the Extraordinary Meeting and vote in person. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of the Company’s shares on the Record Date for voting at the Extraordinary Meeting.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles. If held by a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Dated:	________________________________________

Shareholder Name:	_________________________________________

Signature of Shareholder:	__________________________________________
Signature of Joint Shareholder:	___________________________________________